SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

                            SCHEDULE 14A INFORMATION


                Proxy Statement Pursuant to Section 14(a) of the
                         Securities Exchange Act of 1934
                                [Amendment No. 1]


[ ]   Filed by the Registrant
[x]   Filed by a Party other than the Registrant

Check the appropriate box:

[ ]   Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                          INLAND STEEL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in its Charter)


                             GREENWAY PARTNERS, L.P.
--------------------------------------------------------------------------------
              (Name of Person(s) Filing Proxy Statement, if other
                              than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]   No fee required
[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      1)    Title of each class of securities to which transaction applies:

      2)    Aggregate number of securities to which transaction applies:





NYFS11...:\92\56392\0003\1915\SCHD247X.13F

      3) Per unit price of other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      4)    Proposed maximum aggregate value of transaction:

      5)    Total fee paid:

[ ]   Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid:  $

      2)    Form, Schedule or Registration Statement No.:

      3)    Filing Party:

      4)    Date Filed:

                                 PROXY STATEMENT
                       IN SUPPORT OF SHAREHOLDER PROPOSALS
                             IN CONNECTION WITH THE
                       1998 ANNUAL MEETING OF SHAREHOLDERS
                        OF INLAND STEEL INDUSTRIES, INC.

      This Proxy Statement is being furnished to shareholders of Inland Steel Industries, Inc. ("Inland" or the "Company") in connection with the solicitation by Greenway Partners, L.P. ("Greenway"), and the other participants described below under "Certain Information Concerning Greenway and the other Participants in the Solicitation", who collectively constitute one of the Company's largest holders of shares of Common Stock, for use at the 1998 Annual Meeting of shareholders of Inland, which according to Section 2 of Article II of the Company's By-Laws, shall be held on the fourth Wednesday of May (i.e., May 27, 1998) or such other date as may be determined by the Company's Board of Directors, and at any adjournment(s) thereof (the "Annual Meeting"). The Company has not yet announced the time, place or the record date of the Annual Meeting, but Greenway expects that the Company will provide such information in due course. Only shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the Annual Meeting.

      NO PROXY CARD FOR USE AT THE ANNUAL MEETING IS INCLUDED WITH THIS PROXY STATEMENT BUT ONE WILL BE PROVIDED BY GREENWAY AFTER THE COMPANY NOTIFIES SHAREHOLDERS OF THE RECORD DATE AND MATTERS TO BE VOTED UPON AT THE ANNUAL MEETING OR AT AN EARLIER DATE IF GREENWAY DEEMS IT APPROPRIATE. ANY PROXY CARD SO DISTRIBUTED BY GREENWAY WILL BE ACCOMPANIED OR PRECEDED BY A REVISED PROXY STATEMENT SETTING FORTH THE DATE, TIME AND LOCATION OF THE ANNUAL MEETING AS ANNOUNCED BY THE COMPANY. Any shareholder who executes and delivers such Proxy will have the right to revoke it at any time before it is exercised, by filing with Greenway at 277 Park Avenue, New York, New York 10172 or with the Secretary of the Company at its principal executive offices at 30 West Monroe Street, Chicago, Illinois 60603, an instrument revoking it or a duly executed Proxy bearing a later date, or, by appearing in person and voting at the Annual Meeting.

      This Proxy Statement is first being sent or given to one or more shareholders on or about March 4, 1998. The Company has reported in the proxy statement relating to the 1997 Annual Meeting that as of April 2, 1997, the record date for such meeting, the Company's outstanding voting securities, together with the vote to which each is entitled, consists of 48,909,052 shares of common stock (one vote per share), 94,202 shares of Series A $2.40 Cumulative Convertible Preferred Stock (one vote per share), 3,047,033 shares of Series E ESOP Convertible Preferred Stock (1.25 votes per share), and $100,000,000 principal amount of the Company's 10.23% Subordinated Voting Notes (30.604 votes per $1,000 of principal amount). According to the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1997, there were 48,959,768 shares of common stock outstanding on November 6, 1997. All such voting securities vote together without regard to class on the matters expected to be voted upon at the Annual Meeting.

                              RYERSON TULL PROPOSAL

      Greenway Partners, L.P., 277 Park Avenue, New York, New York 10172, beneficial owner of 830,000 shares of Inland Common Stock, has proposed for the reasons stated below, the adoption of the following resolution (the "Ryerson Tull Proposal"):

                  RESOLVED, that it is hereby recommended that the Board of
            Directors distribute Inland's ownership of Ryerson Tull to its shareholders through a spin-off transaction or the issuance of letter stock.

      As more fully discussed below, Ryerson Tull could be spun off by the Company making a dividend to its shareholders of shares of Ryerson Tull's capital stock. As a consequence, Ryerson Tull would cease to be a subsidiary of the Company and the shareholders of the Company at the time of the dividend would also own the shares of Ryerson Tull. Alternatively, the issuance of letter stock through a dividend would entail an amendment to the Company's charter to create a class of stock, commonly known as "letter stock," that would be designed to reflect the financial performance of Ryerson Tull and would have such rights and attributes as would be determined by the Company's Board of Directors. See, "RYERSON TULL PROPOSAL -- Certain Advantages and Disadvantages of the Ryerson Tull Proposal" below.

      Greenway and the other participants described below and their associates and affiliates own over 4,400,000 shares of Inland, making them one of the largest stockholders with over 9%. Greenway continues to believe that the stock market is not yet granting Inland and Ryerson Tull the full benefits of a separation into two independent companies because Inland still holds approximately 87% of the economic interest in Ryerson Tull -- the largest metals service center in the United States.

      Greenway believes value can be created for shareholders if Inland distributes its ownership of Ryerson Tull to Inland shareholders. Alternatively, if more advantageous from a tax point of view, Inland could instead distribute to its shareholders a so-called "letter stock" reflecting Inland's economic interest in Ryerson Tull's business. Greenway had suggested the use of "letter stock" last year in answer to management's allegation then that federal income taxes would increase significantly if Ryerson Tull were spun off and its income could no longer be offset by Inland's substantial tax loss carryforwards. Distributing "letter stock", Greenway believes, solves any tax concerns.

      Spin-offs have become a much admired and accepted practice which allow managements to become more focused upon and more accountable for their respective businesses. Investors, potential capital sources and analysts are able to price more efficiently the separate businesses.

      Companies such as AT&T/Lucent; Pacific Telesis/Air Touch; Sears Roebuck/Dean Witter Discover; and Santa Fe Energy/Monterey Resources have had an initial public offering of less than 20% of the economic interest in one of their separate businesses followed by a spin-off distribution of the remaining equity interest to their shareholders. Greenway urges Inland to follow this successful pattern with Ryerson Tull.

      Likewise, the concept of "letter stock" is not new and has been used in the steel industry by USX Corp. Although USX Corp. remains as one company, its steel, oil and natural gas businesses trade separately as "letter stocks". Similarly, the Hughes Electronics business of General Motors trades as a "letter stock", as did Electronic Data Systems until its full spin-off.

      Following the distribution of Ryerson Tull through a spin-off or the issuance of "letter stock", Greenway believes Ryerson Tull would be a higher multiple stock than at present that could be used to purchase other metals service centers or to raise cash in the public market for business expansion.

      Greenway also continues to believe some consolidation in the domestic steel industry is desirable and should occur as is happening among foreign producers. As a steel producer, Inland ranks only sixth in the nation, with annual revenues of approximately $2.5 billion. Given Inland's size in the steel industry, Inland's Board also should consider actively seeking a merger partner.

                      Certain Advantages and Disadvantages
                          of the Ryerson Tull Proposal

GENERALLY

            The Ryerson Tull Proposal constitutes a non-binding recommendation by the Company's shareholders to its Board of Directors; it is merely advisory. Thus, even if the Ryerson Tull Proposal is passed by the requisite shareholder vote, there can be no assurance that the Company's Board will consider this Proposal. Although a vote in favor of Ryerson Tull Proposal may result in the Board considering ways to enhance shareholder value, the Board should only take action after a full analysis of the Ryerson Tull Proposal.

            In the absence of specific proposal proposed by the Company's Board of Directors, the Proponents have not undertaken any analysis of the impact of hypothetical "letter stock" or spin-off transactions on the financial position of the Company and, therefore, the Proponents have not determined whether such transactions would have a positive or negative impact on the Company, taken as a whole, or the separate financial positions of Inland and Ryerson Tull. See "ANALYSIS OF EFFECTS OF PROPOSALS" for a description of the analysis undertaken by Greenway of the potential market value of shares of Ryerson Tull on a stand-alone basis.

            Although the Proponents believe that either a "letter stock" transaction or spin-off would increase shareholder value by enabling Ryerson Tull stock to trade at prices that more accurately reflect the value of Ryerson Tull's steel service center business, there can be no assurance that such enhanced value will be created.

            Assuming the Board does consider the Ryerson Tull Proposal, the Board would have to analyze the respective advantages and disadvantages of a "letter stock" transaction and a spin-off, including their impact on the financial positions of the Company and Ryerson Tull. Set forth below are certain advantages and disadvantages of a possible "letter stock" transaction and spin-off. It should be noted, however, that the advantages and disadvantages of the Ryerson Tull Proposal ultimately considered by the Board may differ based on the actual structure chosen by the Board for a "letter stock" transaction or spin-off and other factors in existence at the time of such consideration.

SPIN-OFF

            A spin-off would entail the complete separation of Ryerson Tull from Inland. In a spin-off, the Company would dividend its ownership interest in Ryerson Tull to the Company's shareholders and, therefore, a spin-off could be consummated without shareholder approval. Since Ryerson Tull already operates as a separate publicly traded company, it seems likely that such a distribution may be effected without a significant restructuring.

            Following a spin-off, Inland would no longer own 87% of the outstanding shares of Ryerson Tull and, accordingly, Ryerson Tull would be an independent, public company rather than a subsidiary of Inland. As a result, Inland's consolidated balance sheet may reflect an overall reduction in consolidated net worth due to the elimination of assets and shareholders' equity formerly attributable to Ryerson Tull.


            As previously stated, no analysis has been undertaken with respect to the financial position of Ryerson Tull as a stand alone entity. As part of the Inland consolidated group of companies, Ryerson Tull may be receiving certain benefits from intracompany business transactions, including financing arrangements and allocations of debt, overhead, interest, taxes and other charges, that would no longer be available to a "spun off" Ryerson Tull. In particular, following a spin-off, Ryerson Tull would no longer be able to utilize Inland's tax carryforwards of net operating losses and alternative minimum tax credits to offset its taxable income. Consequently, taxes payable by a separated Ryerson Tull and Inland may increase. In addition, the Proponents expect that the Company would be able to structure the spin-off of Ryerson Tull as a tax-free transaction. However, if the spin-off could not be so structured, there would be adverse tax consequences to the shareholders and there might be adverse tax consequences to the Company. Moreover, the spin-off of Ryerson Tull would have adverse tax consequences to the Company's shareholders and might have adverse tax consequences to the Company if such spin-off is not consummated on a tax-free basis. The Proponents are not in a position to definitively determine whether the spin-off can be accomplished on a tax free basis.


            In addition to permitting investors and analysts to separately track an investment in the businesses of each of Ryerson Tull and Inland, the Proponents believe that a Ryerson Tull spin-off would serve the additional valid business purposes of (i) affording the respective management of each of Ryerson Tull and Inland the opportunity to concentrate their efforts on the separate businesses of Ryerson Tull and Inland and (ii) putting both Ryerson

Tull and Inland in better positions to deal with the industry specific trends. As separate entities, these companies would have the financial and strategic flexibility, after a spin-off, to engage in mergers, acquisitions and divestitures without effecting the other entity. As previously stated, the Proponents strongly believe that Inland as the sixth largest steel manufacturer in the United States should be seeking to grow through identifying appropriate merger partners, while Ryerson Tull as the nation's largest metals service center should be seeking to acquire additional service centers. The Proponents believe that a spin-off even more so than a "letter stock" transaction would permit both companies to pursue their respective growth objectives, while at the same time enhancing shareholder value. The Proponents urge the shareholders to send a strong message to the Board to consider the Ryerson Tull Proposal.


"LETTER STOCK" TRANSACTION

            A "letter stock" transaction differs from a spin-off in that such a transaction would not entail the distribution of any assets or liabilities of the Company; the Company and Ryerson Tull would remain a single company for financial accounting and other purposes.

            To implement a "letter stock" transaction, separate classes of common stock of the Company would have to be created -- a class representing the performance of Inland's integrated steel manufacturing business and another class representing the performance of Ryerson Tull's metal service center business. The exact characteristics of these dual classes of common stock would be proposed by the Company's Board of Directors by way of a charter amendment that must be approved by the Company's shareholders. Following such shareholder approval, the new class of Ryerson Tull "letter stock" would be distributed by way of a dividend to the Company's shareholders.

            The charter amendment would set forth the respective preferences and rights of each class of common stock, including their respective voting, dividend and liquidation rights. The interests of each class of common stock may be significantly impacted by these preferences and rights. For example, since dividends generally are paid at the Board's discretion out of assets of the Company legally available therefor, it may be possible for the Board to create dividend rights that favor a particular class of common stock or for the Board to determine to pay dividends to only one class of common stock. Likewise, even if all holders of common stock have the right to vote together as a group on most matters, if one class of common stock has a greater number of votes, that class may have voting control.

            Thus, the existence of separate classes of common stock within a single company will likely give rise to occasions where the interests of the different classes diverge or conflict and may result in a complex capital structure that is difficult for investors and analysts to understand. Moreover, there is a lack of legal precedent delineating the fiduciary duties of a Board of Directors of a company having a dual-class common stock structure. Following the establishment of the dual classes, management may have the ability to make certain allocation decisions, without shareholder approval, that may have a differential impact on the two classes of common stock. For example, the allocation of debt, corporate overhead, interest and taxes between two business "groups" may have significant impact on their respective financial statements and may effect the respective market prices of the separate classes of common stock. Despite the preparation of separate financial statements for each business group, the Company's consolidated financial condition will continue to impact the funds legally available for payment of dividends and, accordingly, effect the respective market prices of the separate classes of common stock.

            Although there can be no assurance as to the tax-free nature of a "letter stock" transaction, "letter stock" transactions have been structured in the past specifically to avoid the recognition of any income, gain or loss by the shareholders upon the redesignation of their shares.

            A "letter stock" transaction will enable the Company to continue doing business as a consolidated group. The continuation of Ryerson Tull as a subsidiary of Inland would permit the continuation of any synergies and cost savings inherent in the combined operation, including any related tax benefits. Specifically, Ryerson Tull could continue utilizing Inland's net operating losses to offset its taxable income. By providing investors with separate classes of common stock intended to reflect the separate performances of Inland's steel manufacturing business and Ryerson Tull's metals service center business, a "letter stock" transaction would allow investors and analysts to gain a better understanding of each business and enable investors to invest in either or both securities depending on their investment objectives. The Proponents believe that such a separation of securities should result in greater market recognition of the value of each of these businesses while enabling the Company to preserve the operational and financial benefits currently enjoyed by the consolidated group composed of Inland and Ryerson Tull.

                                  *    *    *

      Greenway recommends that the shareholders vote FOR the adoption of the Ryerson Tull Proposal.

                              POISON PILL PROPOSAL

            Greenway proposes, for the reasons stated below, the adoption by the shareholders of the following resolution (the "Poison Pill Proposal"):

                  RESOLVED, that it is hereby recommended that the Board of Directors terminate the Rights Agreement dated November 25, 1997 and redeem the rights distributed thereunder unless the Rights Agreement is approved by the affirmative vote of a majority of the shareholders at a special meeting of the shareholders to be called by the Board for such purpose, and that this policy of shareholder approval apply to all "rights plans" considered at any time by the Board.

            The Company's Board of Directors has determined, without seeking shareholder approval, to renew a rights plan scheduled to expire on December 17, 1997 by approving a new Rights Agreement dated November 25, 1997 (the "Renewed Rights Agreement"), and distributing rights thereunder to the shareholders on November 25, 1997. The Company has stated that the Renewed Rights Agreement would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors.

            Greenway believes that these devices, often called "poison pills", serve to insulate management from direct shareholder accountability. Indeed, the Company's actions in instituting the Renewed Rights Agreement without a vote of its shareholders demonstrates such insulation. This resolution merely asks that when the Company seeks to "protect" its shareholders through a "rights plan" that it first asks its shareholders opinion.

                      Certain Advantages and Disadvantages
                           of the Poison Pill Proposal

            Like the Ryerson Tull Proposal, the Poison Pill Proposal is non-binding on the Company's Board of Directors; and, even if it is adopted by the shareholders, the Board would have no obligation to take any action.

            It has been established under Delaware law that a board of directors may generally adopt a rights plan without shareholder approval and, since the 1980's, many companies have in fact put rights plans in place without shareholder approval. Poison pills are considered extremely potent corporate takeover defense mechanisms. It is possible that should the Company's Board adopt the Poison Pill Proposal, the Board's ability to adopt a poison pill to fend off hostile takeovers may be impeded due to the constraints on the adoption of rights plans imposed by the Poison Pill Proposal. Proponents of poison pills assert that rights plans enable the board to respond in an orderly manner to unsolicited bids by providing sufficient time to carefully evaluate the fairness of an unsolicited offer and the credibility of the bidder, and thereby giving the board the flexibility to explore alternative strategies for maximizing stockholder value. They also assert that rights plans provide incentives for a potential acquirer to negotiate in good faith with the board, and that such negotiations are likely to maximize value for shareholders by soliciting the highest possible price from the bidder.

            In recent years, shareholders have increasingly taken steps to oppose the unilateral adoption of rights plans by management. According to a 1997 report by the Investor Responsibility Research Center ("IRRC"), shareholder proponents submitted 27 anti-pill proposals to 26 companies in 1996. According to a 1997 report of the IRRC, in 1996, proposals to redeem or permit shareholder voting on poison pills were passed at six companies: Baker Hughes, Fleming, Rite Aid, Rowan, SuperValu and Weyerhaueser. Shareholders have opposed poison pills on the grounds that poison pills force potential investors to negotiate potential acquisitions with management, instead of making their offer directly to the shareholders. Shareholder proponents further assert that poison pills can pose such an obstacle to a takeover that management becomes entrenched. The Proponents believe that such entrenchment and the lack of accountability that results may adversely affect shareholder value.

            The Proponents believe that it is essential to prevent such entrenchment and that shareholders be given an opportunity to determine whether a poison pill is the best and most appropriate mechanism for defending the Company against hostile bids. Poison pills insulate management from the threat of a change of control. They provide a target's board with veto power over takeover bids, even when shareholders believe that such bids are in their best interests. A management group that is responsive to its shareholders and, accordingly, is seeking to foster corporate growth and shareholder value may be the most effective tool in fighting off abusive takeover bids. Although since the initial adoption of poison pills in the 1980's there have been several studies of poison pills, there is a lack of consensus that rights plans are effective in obtaining maximum value for shareholders. The Proponents have been trying for more than a year to compel management to consider the Ryerson Tull Proposal or other means of enhancing shareholder value. The Proponents believe that the Board's unilateral adoption of the Renewed Rights Agreement is a further demonstration of its unwillingness to be responsive to its shareholders. The shareholders as the owners of the Company should have the right to consider whether a rights plan is appropriate for this Company and the adoption of the Poison Pill Proposal would send a message to the Board that the shareholders oppose their unilateral adoption of the Renewed Rights Agreement.

                                   *    *   *

      Greenway recommends that the shareholders vote FOR the adoption of the Poison Pill Proposal.

                               NATURE OF PROPOSALS

      As stated above, both the Ryerson Tull Proposal and the Poison Pill Proposal are non-binding recommendations; even if the shareholders adopt these proposals, the Company's Board of Directors would not be required to take the recommended actions.

                                  VOTE REQUIRED

      Approval of each of the proposals requires the affirmative vote of a majority of the votes of the voting securities of the Company present in person or represented by proxy and entitled to vote thereon at the Annual Meeting. Votes that are withheld will have the effect of votes against these proposals, while broker non-votes will not affect the outcome.


                     CERTAIN INFORMATION CONCERNING GREENWAY
                 AND THE OTHER PARTICIPANTS IN THE SOLICITATION

      Information concerning Greenway, Alfred D. Kingsley and Gary K. Duberstein, who are each "participants in the solicitation" as defined in the proxy rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and their affiliates and associates, is set forth on Appendix A hereto.

      Greenway, Alfred D. Kingsley and Gary K. Duberstein, and each of their affiliates and associates, intend to vote their shares of

Inland Common Stock in accordance with the recommendations of Greenway set forth herein.

                        PRIOR PROPOSALS MADE BY GREENWAY

      Pursuant to Rule 14a-8 of the Exchange Act, a proposal by Greenway recommending the spin-off of Ryerson Tull was included in the Company's Proxy Statement delivered to shareholders in connection with the Company's 1997 annual meeting. That proposal was not passed and was opposed by the Company's management on the grounds that a spin-off of Ryerson Tull would increase Ryerson's federal income taxes, because its income could not be offset by the Company's tax carryforwards of net operating losses and alternative minimum tax credits.

      In response to management's tax concerns, Greenway suggested the "letter stock" approach in lieu of effecting a spin-off. As more fully discussed above, under the letter stock approach, the Company would distribute a "lettered stock" to shareholders which would be designed to reflect the financial performance of Ryerson Tull, while permitting Ryerson Tull to remain a member of the Company's consolidated group for tax and other purposes. However, Greenway continues to also support a spin-off on the grounds that any diminution of the tax benefits available to Ryerson Tull upon a spin-off are offset by the value to the shareholders of the distribution of Ryerson Tull to them as a stand-alone entity.

                     CERTAIN INTERESTS IN THE PROPOSALS AND
                    WITH RESPECT TO SECURITIES OF THE ISSUER

      To the knowledge of Greenway, neither Greenway nor any other Participant nor any of their associates, or controlling persons thereof, have any direct or indirect economic or other interests in the proposals which differ in any way from the other shareholders of the Company. To the best of the knowledge of Greenway, there are no contracts, arrangements, understandings or relationships (any of the foregoing persons legal or otherwise) among Greenway, any other Participant or their respective associates or controlling persons or between Greenway or any of the foregoing persons with respect to any securities of the Company except as follows: As described in Appendix A hereto, the respective partnership agreements of Greenway and Greentree Partners, L.P. ("Greentree"), an affiliate of Greenway, each contains provisions whereby its general partners (i.e., Greenhouse Partners, L.P. in the case of Greenway and Greenhut, L.L.C. in the case of Greentree, each affiliates of Greenway) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea

Offshore, L.P. ("Greensea"), an affiliate of Greenway, provide that Greenhut Overseas, L.L.C., an affiliate of Greenway that acts as its investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt Corp., an affiliate of Greenway, also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

                        ANALYSIS OF EFFECTS OF PROPOSALS

      In connection with the Ryerson Tull proposal, Greenway has undertaken an analysis of the potential market value of shares of Ryerson Tull's stock if Ryerson Tull were a separate, stand-alone public company, based upon a review of the market value for publicly traded shares of Ryerson Tull's "peer group" as identified in Ryerson Tull's Proxy Statement relating to its 1997 annual shareholders' meeting. Such analysis indicates that, as of January 30, 1998, the six publicly traded companies identified as being members of such peer group were valued at an average of approximately 22.1021 times their respective earnings per share for the most recently completed 12 month period reported by each of such companies and, if the companies with the highest and lowest price/earnings multiples in such peer group were excluded, the remaining four companies were valued at an average of 17.435 times their respective earnings per share for each period. Based on such a price/earnings multiples, Ryerson Tull, on a stand alone basis, would have a market value of either $35.36 per share or $27.90 per share, respectively, based upon Ryerson Tull's 1997 earnings of $1.60 per share. (Greenway notes that the closing price of Ryerson Tull stock on January 30, 1998 was $13.38 per share on volume of 6,200, which lower price Greenway attributes to the fact that only 13% of Ryerson Tull's stock is publicly traded and therefore the trading volume is extremely thin). If the Company distributed its Ryerson Tull shares to the Company's shareholders, each shareholder would receive approximately 0.7 share of Ryerson Tull common stock for each share of the Company's common stock held by such shareholder. Such 0.7 share of Ryerson Tull common stock would, based upon the above noted price/earnings multiples, have a value of either $24.75 or $19.53, respectively, which alone either exceeds or approximates the closing price of the Company's common stock of $19.93 per share on January 30, 1998. Since the Company, separate and apart from Ryerson Tull, has been profitable, earning $54.8 million (or $1.12 per share) in 1997, the combined market value of the shares of the Company and of a separate Ryerson Tull based upon price/earnings multiples should be well in excess of the current market value of the Company's common stock. The market price of a company may depend upon numerous factors in addition to price/earnings ratios and there can be no assurance that, following a spin-off or the creation of letter stock, the combined market value of the Company and Ryerson Tull, as separate entities, would exceed the market value of the Company and Ryerson Tull, as one entity.

      No analysis has been undertaken relating to the effect of the "poison pill" on the Company's stock or how the "poison pill" may affect the likelihood of the Company receiving merger offers or other acquisition proposals.

                 SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

      The following table presents, as of March 31, 1997, based solely on information contained in the Company's proxy statement in connection with its 1996 annual meeting of shareholders, the Company and Ryerson Tull equity securities beneficially owned (as that term is defined by the Securities and Exchange Commission) by all directors of the Company, the other named executive officers of the Company, and the directors and executive officers of the Company as a group, in each case with sole voting and investment power except as indicated. The Company Common Stock includes preferred stock purchase rights distributed in 1987 to holders of the Company Common Stock. The shares of Series E ESOP Preferred Stock shown as beneficially owned by the executive officers are held for their respective accounts in the Inland Steel Industries Thrift Plan and could be converted upon retirement or other termination of employment into an equal number of shares of Common Stock of the Company (subject to adjustment in certain events). Excluded from the number of shares of Series E ESOP Preferred Stock as beneficially owned are allocated shares of Series E ESOP Preferred Stock that the ESOP Trustee is required to vote or dispose of in the manner nd proportion in which allocated shares are directed to be voted or disposed of. Ryerson Tull Class A Common Stock also includes preferred stock purchase rights.

                                                        SERIES         RYERSON
                                     COMPANY            E ESOP       TULL CLASS
                                     COMMON            PREFERRED      COMMON A
                                   STOCK(/1/)         STOCK (/2/)    STOCK (/3/)
                                   ----------         -----------    -----------
DIRECTORS:
A. Robert Abboud                      6,546               --          1,000

Robert J. Darnall                   300,124            2,070         11,754

James W. Cozad                        2,046             --               --

James A. Henderson                    2,546             --            2,212(/4/)

Robert B. McKersie                    1,303             --              500

Leo F. Mullin                         1,000             --               --

Donald S. Perkins                     4,046             --            6,212(/4/)

Jean-Pierre Rosso                     1,061             --            3,424

Joshua I. Smith                       1,546             --               --

Nancy H. Teeters                      1,846             --              150

Arnold R. Weber                       1,646             --            1,000

NAMED EXECUTIVE
OFFICERS:

Neil S. Novich                          130              459         95,615

Dale E. Wiersbe                      74,925            1,455          1,000

Judd R. Cool                        125,670               88          1,500

H. William Howard                    93,176               78          1,000

ALL DIRECTORS AND
EXECUTIVE OFFICERS AS
A GROUP                             760,814            8,937         133,896


---------------------------
1. Excludes shares of Common Stock into which Series E ESOP Convertible Preferred Stock may be converted. No director or named executive officer of the Company individually owns 1% or more of the outstanding Common Stock of the Company; all directors and executive officers of the Company as a group own 1.6% of the outstanding common stock of the Company. Includes shares held jointly with other persons, as follows -- Dr.

      McKersie-200, Mr. Darnall--290, Mr. Wiersbe--212, and all directors and executive officers as a group--2,704; shares which the following have the right to acquire under options exercisable within 60 days after April 2, 1997 -- Mr. Darnall- -221,000, Mr. Cool--101,880, Mr. Howard--83,880, Mr.
      Wiersbe-- 67,520, and all executive officers as a group--591,005; and shares held under restricted stock awards as follows -- Mr. Darnall--15,000, Mr. Cool--4,800, Mr. Howard--4,800, Mr. Wiersbe--3,600
      and all executive officers as a group--38,200.

2. Each director and named executive officer individually owns and all directors and executive officers as a group collectively own less than 1% of the Series E ESOP Preferred Stock of the Company.

3.    No director or named executive officer of the Company individually owns
      1% or more of the outstanding Class A common stock of Ryerson Tull. All directors and executive officers of the Company as a group own 2.5% of the outstanding Class A Common Stock of Ryerson Tull. Includes 2,400 shares of Ryerson Tull Class A Common Stock held directly or indirectly by family members of an executive officer, for which beneficial ownership is disclaimed; shares which the following have the right to acquire under options exercisable within 60 days after April 2, 1997 -- Mr. Novich--75,359, and all executive officers of the Company as a group--75,359; and shares held under restricted stock awards as follows -- Mr. Darnall-3,654, Mr. Novich-18,156, and all executive officers as a group-51,617.

4. Includes 1,212 restricted shares of Ryerson Tull Class A Common Stock payable under the terms of the Ryerson Tull Directors' Compensation Plan, the receipt of which has been deferred.

              ADDITIONAL INFORMATION RELATING TO VOTING SECURITIES

      The following table sets forth, based solely on information contained in the Company's proxy statement relating to the 1997 annual meeting of shareholders except as otherwise noted below, the only holders known to Greenway to own beneficially more than 5% of the Company's Common Stock, Series E ESOP Preferred Stock, and 10.23% Subordinated Voting Notes.

                                         NUMBER OF
                                         SHARES OR
                                         AMOUNT OF              PERCENT
          NAME AND ADDRESS               SECURITIES                OF
         OF BENEFICIAL OWNER              OWNED                  CLASS
         -------------------              -----                  -----
COMMON STOCK:

Barclays Global Investors,            2,875,700(/1/)               5.88%
N.A.
45 Fremont Street
San Francisco, CA 94105

FMR Corp.                             5,967,417(/2/)              12.19%
82 Devonshire Street
Boston, MA 02109

Alfred D. Kingsley                    4,482,100(/3/)               9.2%
277 Park Avenue
New York, New York 10172

LaSalle National Bank                 3,910,500(/4/)               7.99%
135 South LaSalle Street
Chicago, IL 60674

Northern Trust Corporation            3,970,135(/5/)               8.11%
50 South LaSalle Street
Chicago, IL 60675

SERIES E ESOP PREFERRED
STOCK:

LaSalle National Bank                 3,080,790(/4/)               100%

10.23% SUBORDINATED VOTING
NOTES:

NS Finance III, Inc.                  100,000,000(/7/)               100%
c/o Nippon Steel U.S.A.,
Inc.
10 East 50th Street, 29th
Fl.
New York, New York 10022
---------------------

1. Barclays Global Investors, N.A., filing on behalf of itself and Barclays Global Investors, Ltd., Barclays Trust and Banking Company (Japan) Ltd., Barclays Bank PLC, and Barclays Global Fund Advisors, reported sole voting power as to 2,619,004 shares, sole dispositive power as to 2,853,940 shares and shared dispositive power as to 21,760 shares.

2. FMR Corp., on behalf of itself, Edward C. Johnson 3rd, Abigail P. Johnson and Fidelity Management & Research Company reported aggregate sole voting power as to 168,230 shares of common stock and sole dispositive power as to 5,967,417 shares as of February 28, 1997.

3. Mr. Kingsley, filing Amendment No. 3 to Schedule 13D as of December 24, 1997, on behalf of himself and for a group including Gary K. Duberstein, Greenway Partners, L.P., Greenbelt Corp., Greenhouse Partners, L.P., Greenhut, L.L.C., Greenhut Overseas L.L.C., Greensea Offshore, L.P., and Greentree Partners, L.P., reported sole voting and dispositive power as to 28,000 shares and shared voting and dispositive power as to 4,482,100 shares.

4. LaSalle National Bank, as successor to LaSalle National Trust, N.A., Trustee of the Inland Steel Industries Thrift Plan (the "Plan") and Trustee of the ESOP Trust within such Plan, reported shared voting power as to 3,910,500 shares of common stock, sole dispositive power as to 3,080,790 shares of common stock and shared dispositive power as to 829,710 shares (including 3,080,790 shares issuable upon conversion of the Series E ESOP shares and 829,710 shares of common stock held by the Trustee in agency and fiduciary capacities unrelated to the ESOP Trust on behalf of participants in the Plan). The Trustee expressly disclaims beneficial ownership of all such Plan securities. As of December 31, 1996, the outstanding shares of Series E ESOP Preferred Stock represented approximately 6.89% of the voting power of the Company's outstanding voting securities.

5. Northern Trust Corporation, reporting on behalf of itself and its subsidiaries The Northern Trust Company, Norther Trust Bank of California, N.A. and Northern Trust Bank of Florida N.A. reported sole voting power as to 56,250 shares of common stock, shared voting power as to 3,911,385 shares, sole dispositive power as to 58,580 shares of common stock and shared dispositive power as to 3,909,685 shares. The Northern Trust Company held 3,657,585 shares as of April 2, 1997, as Trustee of the Inland Steel Industries Pension Trust.

6. NS Finance III, Inc., is an indirect wholly owned subsidiary of Nippon Steel Corporation ("NSC"). NS Finance III, Inc. has agreed that it will be deemed to be present for quorum purposes at all stockholder meetings. As of April 2, 1997, the outstanding principal amount of the Company's 10.23% Subordinated Voting Notes represented approximately 5.5% of the voting power of the Company's outstanding voting securities. In addition, as of April 2, 1997, NS Finance III, Inc. owned 352,400 shares, or approximately 0.7% of the outstanding shares, of common stock of the Company. The 10.23% Subordinated Voting Notes are required to be repaid in 1999 and cannot be prepaid. See "Certain Relationships and Related Transactions" below.

            No persons were known to the Company to be the beneficial owners of more than 5% of the outstanding shares of Series A $2.40 Cumulative Convertible Preferred Stock. Holders of such preferred stock vote together with the holders of the common stock, the Series E ESOP Preferred Stock, and the 10.23% Subordinated Voting Notes as a single class on each matter being submitted to the holders of the Company's voting securities.

                          PROXY SOLICITATION; EXPENSES

      Proxies may be solicited by Greenway, partners and employees of Greenway, and by the other Participants by mail, telephone, telecopier, the Internet and personal solicitation. Regular employees of Greenway and its affiliates may be used to solicit proxies and, if used, will not receive additional compensation for such efforts. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material of Greenway to their customers for whom they hold shares, and Greenway will reimburse them for their reasonable out-of-pocket expenses.

      The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the cost of soliciting proxies for the proposals endorsed by Greenway, will be borne by Greenway. Greenway estimates such expenses to be $75,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of Greenway and its affiliates). The total expenditures to date have been approximately $15,000, paid by Greenway. Greenway does not intend to seek reimbursement from Inland for Greenway's expenses.

              SHAREHOLDERS' PROPOSALS IN COMPANY'S PROXY STATEMENT

      Pursuant to Rule 14a-8(a)(3)(i) under the Exchange Act any proposal by a shareholder at the Annual Meeting to be included in the Company's proxy Statement must be received in writing at the Company's principal executive offices not less than 120 calendar days in advance of the date of the Company's proxy statement released to security holders in connection with its 1997 Annual Meeting of Shareholders. Accordingly, any such shareholder proposal should have been so received by the Company no later than December 7, 1997.

Dated:      March 10, 1998

                                    Sincerely,

                                    Your Fellow Shareholders
                                    Greenway Partners, L.P.
                                    Alfred D. Kingsley
                                    Gary K. Duberstein

                                   APPENDIX A

         Information is being given herein for Greenway Partners, L.P. ("Greenway"), Alfred D. Kingsley and Gary K. Duberstein, who are each a "participant in a solicitation" as defined under the proxy rules, and for Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), which are each "associates" (as defined under the proxy rules) of Messrs. Kingsley and Duberstein (collectively, the "Reporting Persons"). Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of Greenway, Greentree and Greensea is investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner. The present principal occupation of each of Messrs. Kingsley and Duberstein is serving as the general partners of Greenhouse and members of both Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. The business address of each of the Reporting Persons (other than Greensea) is 277 Park Avenue, 27th Floor, New York, New York 10172. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Island, British West Indies.

            The Reporting Persons may be deemed to have direct beneficial ownership of Inland Common Stock ("Shares") as follows:


                                                                 APPROXIMATE
                                                                    MARGIN
              NAME                   NUMBER OF SHARES           INDEBTEDNESS
              ----                   ----------------           ------------

            Greenway                      830,000                 $5,300,000

           Greentree                      325,000                 $2,800,000

           Greenbelt                     2,799,100               $16,700,000

            Greensea                      500,000                 $4,600,000

       Alfred D. Kingsley                  28,000                  $200,000



            The Shares were purchased in accounts which hold other securities and may have been subject to ordinary course margin indebtedness from time-to-time. The approximate amount of margin indebtedness attributable to the Shares as of December 23, 1997 is estimated in the table above.


            Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greentree may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.


            Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of

Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of the 519,100 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Substantially all of the equity interests in Greenland are owned by Strategic Investment Partners Limited ("SIPL"). Because SIPL has the right to elect to terminate its investment in Greenland upon less than 60 days' notice and, upon such termination, all securities held by Greenland would be sold by Greenland or, with SIPL's consent, distributed to SIPL in kind, SIPL could be deemed to be the beneficial owner of the Shares held by Greenland. Information concerning SIPL and the identity and background of certain individuals and entities related thereto is set forth below. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

            To the best of the knowledge of the Reporting Persons, they have not been within the past year a party to any contract, arrangements or understanding with any person with respect to any securities of the Company, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies, except as follows: The respective partnership agreements of Greenway and Greentree each contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts. Pursuant to the Articles of Association of Greenland, Greenhut Overseas will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greenland's investments.

            The Reporting Persons do not own any securities of Inland of record but not beneficially.

            The Reporting Persons do not have any arrangement or understanding with any person with respect to any future transactions to which Inland or any of its affiliates may be a party.

            INFORMATION CONCERNING STRATEGIC INVESTMENT PARTNERS LIMITED. The information set forth below in this Appendix A was provided to the Reporting Persons by Strategic Investment Partners Limited ("SIPL"). SIPL and the persons referred to below in this Appendix A assume no responsibility for any other information included in this filing. In addition, such persons expressly disclaim beneficial ownership over all the Shares reported herein.

            SIPL is a Cayman Islands corporation jointly owned by Quantum Industrial Partners LDC ("QIP") and Quasar Strategic Partners LDC ("QSP"). SIPL has its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of SIPL is investing in securities. Current information concerning the identity and background of the directors and officers of SIPL is set forth below.

            Current information concerning each of SIPL, QIP and QSP (as well as any other persons that may be deemed to have investment discretion over securities held for the account of SIPL, QIP and QSP) is set forth below.


            During the past five years, to the best of SIPL's knowledge, no other person identified in this Appendix A has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


                                      SIPL

            The identity and background of the officers and directors of SIPL is set forth below.

                                   QIP AND QSP

            Each of QIP and QSP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP and QSP is investing in securities. Current information concerning the identity and background of the directors and officers of QIP and QSP is set forth below.

            QIH Management Investor, L.P. ("QIHMI"), an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of each of QIP and QSP) is vested with investment discretion with respect to the portfolio assets held for the account of QIP and QSP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP and QSP. QIH Management Inc. ("QIH Management"), a Delaware corporation of which Mr. George Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP and QSP the QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP and QSP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

            Mr. Soros has entered into an agreement dated as of January 1, 1997 with Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company of which Mr. Soros is Chairman, pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment of SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment of SFM LLC of the general partnership interest in QIHMI.

            The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Stanley Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth below is a list of the Managing Directors (the executive officers) of SFM LLC.

            The principal occupation of Mr. Soros, a United States citizen is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office. The principal occupation of Mr. Druckenmiller is his position as Lead Portfolio Manager and Managing Director of SFM LLC, which is carried out at SFM LLC's principal office.

                         DIRECTORS AND OFFICERS OF QSP


   NAME/TITLE                   PRINCIPAL               BUSINESS ADDRESS
   CITIZENSHIP                 OCCUPATION                (OR RESIDENCE)
   -----------                 ----------                --------------

Curacao Corporation         Managing Director           Kaya Flamboyan 9
Company N.V.                of Netherlands              Willemstad
  Managing Director         Antilles                    Curacao,
  (Netherlands              corporations                Netherlands
  Antilles)                                             Antilles

Inter Caribbean             Administrative              Citco Building
Services Limited            services                    Wickhams Cay
  Secretary                                             Road Town
  (British Virgin                                       Tortola
  Island)                                               British Virgin
                                                        Islands

To the best of SIPL's knowledge:

(a)   None of the above persons holds any Shares.
(b) None of the above persons has any contracts, arrangements, understandings of relationships with respect to the Shares.

                          MANAGING DIRECTORS OF SFM LLC

            The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as a Managing Director of SFM LLC:

                  Scott K.H. Bessent
                  Walter Burlock
                  Brian J. Corvese
                  Jeffrey L. Feinberg
                  Arminio Fraga
                  Gary Gladstein
                  Ron Hiram
                  Robert K. Jermain
                  David N. Kowitz
                  Alexander C. McAree
                  Paul McNulty
                  Gabriel S. Nechamkin
                  Steven Okin
                  Dale Precoda
                  Lief D. Rosenblatt
                  Mark D. Sonnino
                  Filiberto H. Verticelli
                  Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of SIPL's knowledge:

(a)   None of the above persons holds any Shares.
(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.